James M. Prince jprince@velaw.com

Tel 713.758.3710 Fax 713.615.5962

December 19, 2005

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 7010

Washington, D.C. 20549-7010

Attention:	Ms. Melissa Campbell Duru

Re:	Gastar Exploration Ltd. (the “Company”) Comment to Amendment No. 2 to Registration Statement on Form S-1 File No. 333-127498

Ladies and Gentlemen:

We have previously filed a supplemental response to comments the staff (the “Staff”) of the Securities and Exchange Commission made in its comment letter dated December 9, 2005 (the “Comment Letter”) with respect to the Amendment No. 2. We are furnishing this additional supplemental response specifically to respond to Ms. Melissa Campbell Duru’s request in our telephone conversation of December 13, 2005 that we provide additional analysis regarding our view that the common shares issuable pursuant to the rights evidenced by subscription receipts of the Company qualify for delayed or continuous registration under Rule 415(a)(1).

In the Comment Letter, the Staff made the following comment, reproduced for your convenience:

“We note your revisions and disclosure pertaining to the subscription receipts and the corresponding common shares issuable upon exchange of such receipts on the six, twelve and eighteen month anniversaries of the issuance date of the senior secured notes. Please provide an analysis of how the registration of shares issuable upon exchange of the subscription receipts conforms to the requirements of Rule 415 (a)(1) of Regulation S-K. We may have further comments.”

Analysis

Background. In June 2005, the Company sold, in a private placement, senior secured notes, which were coupled with the issuance of common shares and subscription receipts. The subscription receipts evidence the right of the holder to receive additional common shares, without further payment, on three dates—six months, 12 months and 18 months after closing of the issuance of the notes and subscription receipts. The number of shares to be issued pursuant to the rights evidenced by subscription receipts depends upon the then-current market price of the common shares. As part of the June 2005 private offering, the Company agreed to register the re-sale of the common shares issuable upon exercise or conversion of the subscription receipts. In August, 2005, the Company exercised their right to require purchasers to purchase an additional $10 million senior secured notes, coupled with shares of common stock and subscription receipts.

We respectfully submit that common shares of the Company issued pursuant to the subscription receipts that have been included in the Company’s registration statement on Form S-1 qualify for delayed or continuous registration under clause (iii), or alternatively, clause (iv), of Rule 415(a)(1) of Regulation S-K.

Relevant provisions of Rule 415(a)(1). Rule 415 (a)(1) states as follows:

“(a) Securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided, that

(1) The registration statement pertains only to:

. . .

(iii) Securities which are to be issued upon the exercise of outstanding options, warrants or rights; [or]

(iv) Securities which are to be issued upon conversion of other outstanding securities;

. . .”

Securities and Exchange Commission

December 19, 2005

Rights Evidenced by Subscription Receipts as Rights Under Clause (iii) of Rule 415(a)(1). We believe the issuance of the common shares of the Company qualify for continuous registration under clause (iii) of Rule 415(a)(1) because they are securities to be issued upon exercise of “rights.” The rights evidenced by the Company’s subscription receipts constitute such “rights.” The term “rights” is not expressly defined in the Securities Act of 1933, as amended (the “Securities Act”), Regulation C or in the adopting Release for Rule 415. In the absence of any applicable express definition, we respectfully submit that such term “rights” used in Rule 415(a)(1) should be given a meaning consistent with its use in the Securities Act, and in business and the securities industry—rights of a holder to subscribe for or purchase securities. Section 2(a) of the Securities Act defines the term “security” by including “right” in the concluding phrase “or warrant or right to subscribe for or purchase, any of the foregoing.” [Emphasis added.] We believe that this is consistent with the definition commonly used in business and the securities industry. This definition is further supported by the fact that the clause (iii) includes “options” and “warrants,” which are themselves also rights to acquire securities. We believe that the Company’s rights evidenced by subscription receipts are substantially similar to those instruments and, accordingly, should be afforded similar treatment under clause (iii).

We note that the exercise of options and warrants typically require the payment of consideration to receive the underlying securities. While the rights evidenced by subscription receipts do not require the payment of consideration, we do not believe that this is a distinctive characterization of the instruments included in clause (iii) and should not be controlling. Many options and warrants include “cashless exercise” features. The exercise of these instruments, like the exercise of the Company’s rights evidenced by subscription receipts, requires no consideration to be paid and the delivery of a number of units of securities determined based on then existing market price. This is substantially similar to the rights evidenced by the Company’s subscription receipts. We also note that the concluding phrase of Section 2(a)(1) of the Securities Act—“right to subscribe for or purchase” [emphasis added]—appears to contemplate rights that relate to subscriptions for shares, separate and distinct from purchases.

Like options and warrants, rights issuable to securityholders often trade as separate securities. Canadian counsel has advised the Company, an Alberta corporation whose common shares are traded on the Toronto Stock Exchange, that subscription receipts similar to those issued by the Company trade in securities markets in Canada. There is, however, no contemplated trading of the Company’s subscription receipts in Canada.

For the foregoing reasons, we believe the Company’s rights evidenced by its subscription receipts constitute “rights” as under Rule 415(a)(1)(iii).

Rights Evidenced by Subscription Receipts Alternatively Qualify Under Clause (iv) of Rule 415(a)(1). In the alternative to the foregoing analysis, we respectfully submit that the Company’s common shares issued pursuant to the rights evidenced by subscription receipts may also be viewed as securities issued upon conversion of outstanding securities. Thus, the underlying common shares could also qualify for continuous registration under clause (iv) of Rule 415(a)(1) because the underlying common shares are issued in connection with the surrender of another security—the subscription receipts. As described above, the rights evidenced by subscription receipts are outstanding securities under Section 2(a) of the Securities Act because they represent a right to subscribe for additional common shares. The rights evidenced by subscription receipts, if not viewed as exercised, are converted into the common shares by delivering them to the Company at the proper time without payment of consideration. The Company will then accept the subscription receipts and issue common shares—effectively converting the receipts into common shares. Thus under this alternative analysis, the delayed or continuous sale of underlying common shares would comply with the requirements of Rule 415(a)(1).

Practical and Policy Considerations. In considering this analysis, we respectfully request the Staff to consider the practical effects of a conclusion that is contrary to our “plain meaning” analysis. If the underlying common shares issuable in connection with the rights evidenced by subscription receipts are not eligible for delayed or continuous registration prior to their issuance, the Company will be compelled to file as many as six additional registration statements to cover future potential resales of such shares following each issue date under each of the subscription receipts issued by the Company. This would result in a considerable administrative burden to the Company and the Staff.

More importantly, we do not see any significant adverse policy implications in interpreting Rule 415(a)(1) to permit the shares underlying subscription receipts to be registered. This is an unusual security issued by a Canadian corporation that must now register its common shares for resale in accordance with U.S. securities laws because it fails to continue its foreign private issuer status. To permit such a registration would promote U.S. law compliance for foreign companies that find themselves in such a situation.

Securities and Exchange Commission

December 19, 2005

We would appreciate receiving any further Staff response to this as soon as possible so that the Company can complete its registration. As mentioned previously, the Company stands to incur penalties if the registration statement is not effected soon. You may contact either Jim Prince (713-758-3710) or Mark Kelly (713-758-4592) of this firm to discuss this issue.

VINSON & ELKINS L.L.P.

By:	/s/ James M. Prince
Partner